SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34832; 812-15353

Carlyle AlpInvest Private Markets Fund, et al.

February 13, 2023

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of an application under section 6(c) of the Investment Company Act of 1940 (the "Act")
for an exemption from sections 18(a)(2), 18(c) and 18(i) of the Act and for an order pursuant to
section 17(d) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain registered closed-end
management investment companies to issue multiple classes of shares of beneficial interest with
varying sales loads and to impose asset-based distribution and/or service fees.

Applicants: Carlyle AlpInvest Private Markets Fund (the "Initial Fund"), and AlpInvest Private
Equity Investment Management, LLC (the "Adviser").

Filing Date: The application was filed on June 16, 2022 and amended on July 20, 2022,
November 10, 2022 and January 24, 2023.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless
the Commission orders a hearing. Interested persons may request a hearing on any application by
e-mailing the Commission's Secretary at Secretarys-Office@sec.gov and serving the relevant
Applicant with a copy of the request by e-mail, if an e-mail address is listed for the relevant
Applicant below, or personally or by mail, if a physical address is listed for the relevant
Applicant below.

Hearing requests should be received by the Commission by 5:30 p.m. on March 10, 2023, and
should be accompanied by proof of service on Applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Cameron Fairall, Carlyle AlpInvest Private Markets Fund, One Vanderbilt Avenue, Suite 3400, New York, NY 10017; Michael G. Doherty, Michael.Doherty@ropesgray.com and Gregory C. Davis, Gregory.Davis@ropesgray.com.

FOR FURTHER INFORMATION CONTACT: Laura L. Solomon, Senior Counsel or Lisa Reid Ragen, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and condition, please refer to Applicants' third amended and restated application, dated January 24, 2023, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at, at http://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,
Assistant Secretary.